EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies decides the distribution of a first interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to 2025

On April 28, 2026, the Board of Directors of the Company (the “Board of Directors”) met under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided the distribution of a first interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to the three interim dividends paid for fiscal year 2025 and to the final ordinary dividend for fiscal year 2025.

This interim dividend will be detached and paid in cash exclusively, according to the following timetable:

	Euronext	NYSE

Ex-dividend date[1]	September 30, 2026	September 30, 2026

Payment date[2]	October 2, 2026	October 21, 2026

Europe: TotalEnergies finalizes the acquisition of 50% of a portfolio of flexible power generation assets from EPH

On April 29, 2026, TotalEnergies announced the completion of the acquisition agreed on 16 November 2025 of 50% of EPH’s flexible power generation platform in Western Europe. Approved by all competent authorities and by the Boards of Directors of both TotalEnergies and EPH, this transaction leads to the creation of TTEP, the 2nd largest flexgen player in Europe, headquartered in Amsterdam.

The company TTEP, owns and operates, through its subsidiaries, flexible natural gas and biomass-based power plants and BESS assets across Italy, the United Kingdom, Ireland, the Netherlands and France, for a total capacity of 14 GW installed or in construction. Its production reached close to 30 TWh of electricity in 2025.

TotalEnergies and EPH have agreed on tolling contracts with TTEP, allowing both partners to market their own share of production. Furthermore, TTEP has a 5 GW projects portfolio and will serve as the preferred investment vehicle for both shareholders to develop their flexible power generation activities and large-scale battery storage solutions across the five countries concerned.

The transaction becomes effective on April 29, 2026. Pursuant to the powers delegated to it by the Shareholders’ Meeting of May 24, 2024, the TotalEnergies SE Board of Directors has approved the issuance of around 95.4 million shares to EPH, representing approximately 4.2% of TotalEnergies’ share capital, making EPH one of the Company’s main shareholders.

Kazakhstan: TotalEnergies Takes Final Investment Decision for Its Giant Wind and BESS Project

On April 24, 2026, TotalEnergies took the Final Investment Decision and secured financing for the Mirny onshore wind and Battery Energy Storage System (BESS) project in Kazakhstan. Located in the southeast of the country, Mirny should generate 100 TWh of renewable electricity over 25 years, enough to supply about 1 million people in Kazakhstan. The electricity produced is expected to be sold to the Government of Kazakhstan under a 25-year Power Purchase Agreement (PPA) signed in 2023. The project’s investment amounts to $1.2 billion, with about 75% externally financed.

A flagship project for Kazakhstan

The Mirny project consists of a 1 GW onshore wind farm totaling 150 turbines, combined with a 600 MWh battery energy storage system supplied by TotalEnergies’ wholly owned affiliate Saft, for a reliable power supply to the national grid. The inclusion of a storage facility is expected to enhance grid stability and represents a significant upgrade to the country's energy infrastructure. TotalEnergies holds 60% of Mirny, jointly with its partners Samruk Energy and KazMunayGas (20 % each).

Financing secured from international lenders

TotalEnergies and its partners signed a Common Terms Agreement (CTA) with an international lending consortium, securing a financing framework for the Mirny project. The lending consortium includes EBRD, Proparco, DBK, DEG, Société Générale, QNB Group, China Construction Bank, and Standard Chartered.

Exploration: TotalEnergies and TPAO sign a Cooperation Agreement

On April 13, 2026, TotalEnergies and Türkiye Petrolleri Anonim Ortaklığı (TPAO) signed a Memorandum of Understanding (MoU) on exploration opportunities.

The MoU provides a framework for technical collaboration, including a joint assessment of exploration opportunities in the Black Sea region of Türkiye as well as internationally.

Republic of the Congo: TotalEnergies Makes a Hydrocarbon Discovery on the Moho License

On April 13, 2026, TotalEnergies EP Congo (63.5%, operator) announced a hydrocarbon discovery on the Moho license, offshore the Republic of Congo, following the drilling of the MHNM-6 NFW exploration well targeting the Moho G structure.

1 As a reminder, the record date for shares listed on the NYSE is September 30, 2026.

2 The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published at 2:00 p.m. (Paris time) on October 14, 2026. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/investors/shares-and-dividends/dividends). To ensure orderly dividend payment across both markets, a transfer freeze period between the two markets will be in effect from September 29, 2026 at 3:00 p.m. (New-York time) until the opening of the Euronext market on October 2, 2026.

The well encountered a hydrocarbon column of approximately 160 meters in good-quality Albian reservoirs, and an extensive data acquisition and sampling campaign was carried out to support the subsurface interpretation and future development.

The Moho G discovery, together with the discovery previously made on the nearby Moho F structure, represent recoverable resources estimated at close to 100 million barrels, which are planned to be developed as a tie-back to the existing Moho facilities.

TotalEnergies EP Congo is the operator of Moho license with a 63.5% participation, alongside Trident Energy (21.5%) and the Société Nationale des Pétroles du Congo (SNPC, 15%). Existing production facilities include two Floating Production Units (FPU), Alima and Likouf, combining for a current output of around 90 kboe/d (100%).

TotalEnergies and Masdar to form $2.2 billion Joint Venture to Accelerate Renewable Energy Growth in Asia

On April 2, 2026, TotalEnergies, a global integrated multi-energy company, and Abu Dhabi Future Energy Company PJSC – Masdar, a global clean energy leader, signed a binding agreement to establish a $2.2bn 50/50 joint venture (JV) that is expected to merge their onshore renewable activities in nine countries across Asia.

As electricity demand accelerates across Asia, this partnership brings together capital and expertise to deliver renewable energy at the scale and speed required. Once the transaction is closed, the JV is expected to act as both companies’ sole vehicle for developing, building, owning and operating onshore solar, wind and battery storage projects in Azerbaijan, Indonesia, Japan, Kazakhstan, Malaysia, the Philippines, Singapore, South Korea and Uzbekistan.

The JV is expected to have a portfolio capacity of 3 GW of operational assets and 6 GW of assets in advanced development that are expected to be operational by 2030. Each partner is expected to contribute assets of comparable value.

The JV, which is expected to be headquartered in Abu Dhabi Global Market (ADGM), is expected to be staffed by around 200 employees from both TotalEnergies and Masdar. The management team for the JV is expected to be announced at a future date.

The closing of the agreement is subject to regulatory approvals and conditions.

UK: TotalEnergies Completes the Merger of its UK North Sea Upstream Assets with NEO NEXT

On March 30, 2026, TotalEnergies announced the completion of the merger between NEO NEXT and TotalEnergies’ UK Upstream Oil & Gas business. The combined group is renamed NEO NEXT+ and TotalEnergies holds a 47.5% shareholding interest in it.

Further to this transaction, NEO NEXT+ becomes the largest independent Oil and Gas producer on the UK Continental Shelf with an expected 2026 production of over 250,000 barrels of oil equivalent per day.

TotalEnergies and EDF Sign a Long Term Partnership to Secure Low Carbon Electricity Supply for TotalEnergies’ Refining & Chemicals Sites in France

On March 27, 2026, Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, and Bernard Fontana, Chairman and Chief Executive Officer of the EDF Group, signed a Nuclear Production Allocation Contract (Contrat d’Allocation de Production Nucléaire – CAPN) for a duration of 12 years, starting on January 1, 2028.

Under this agreement, EDF is expected to allocate to TotalEnergies a share of the output of its operating nuclear fleet. This allocation is expected to enable TotalEnergies to cover around 60% of the electricity needs of its refining and chemicals sites in France, estimated at 400 MW.

This contract is expected to allow TotalEnergies to benefit from the competitiveness of nuclear power generation, while enabling EDF to share the risks and costs associated with the variability of this production. EDF is expected to remain solely responsible for the operation of its assets.

TotalEnergies releases its Universal Registration Document 2025 (Document d’enregistrement universel 2025) and its Form 20-F 2025

On March 27, 2026, The Document d’enregistrement universel of TotalEnergies SE for the year 2025 was filed with the French Financial Markets Authority (Autorité des marchés financiers) on March 27, 2026. It can be consulted and downloaded from the Company’s website. The English translation of the Document d’enregistrement universel (Universal Registration Document) is also available on the Company’s website under the same heading.

The following documents are included in the Document d’enregistrement universel:

•	the 2025 annual financial report,

•	the Board of Directors’ report on corporate governance required under Article L. 225¬37 of the French Commercial Code,

•	the description of the share buy-back program,

•	the report on the payments made to governments required under Article L. 22-10-37 of the French Commercial Code,

•	the sustainability reporting under the CSRD and the report on the certification of this information

•	the reports from the statutory auditors.

TotalEnergies SE’s Form 20-F for the year ended December 31, 2025 was filed with the United States Securities and Exchange Commission (SEC) on March 27, 2026. It can be consulted and downloaded from the Company’s website (totalenergies.com/investors/publications-and-regulated-information/regulated-information/annual-financial-reports) or from the SEC’s website (sec.gov).

Printed copies of the Document d’enregistrement universel, Universal Registration Document and Form 20-F are available free of charge and on demand at the Company’s registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

United States: TotalEnergies Signs Agreements with U.S. Department of Interior to End its U.S. Offshore Wind Projects

On March 23, 2026, TotalEnergies signed settlement agreements with the United States Department of the Interior (DOI) to relinquish its Carolina Long Bay lease (Lease OCS-A 0545) and its New York Bight lease (Lease OCS-A 0538), both awarded in 2022, along with its partners. As a result, TotalEnergies will no longer develop offshore wind projects in the United States.

Under the terms of the settlement, TotalEnergies is expected to recover the lease fees paid and is expected to invest an equal amount in the development of U.S. Gas & Power production and exports.

TotalEnergies’ studies on these leases have shown that offshore wind developments in the United States, unlike those in Europe, are costly and might have a negative impact on power affordability for U.S. consumers. Since other technologies are available to meet the growing demand for electricity in the United States in a more affordable way, TotalEnergies considers there is no need to allocate capital to this technology in the U.S.

TotalEnergies has also signed recently a Letter of Intent (LOI) with Glenfarne, lead developer of the Alaska LNG project, for the long-term offtake of 2 million tons per year (Mtpa) of liquefied natural gas (LNG) over 20 years, subject to the project’s final investment decision.

Belgium: TotalEnergies and Holcim inaugurate Europe’s largest floating solar power plant dedicated to self-consumption

On March 20, 2026, TotalEnergies and Holcim, a leading player in sustainable construction, inaugurated in Belgium a floating solar power plant with a capacity of 31 MW, located in Obourg on a former chalk quarry site that has been rehabilitated into a lake.

The solar power plant produces 30 GWh per year of renewable electricity, which is self-consumed by Holcim’s industrial facilities, making it the largest floating solar power plant in Europe dedicated to self-consumption. To maximize landscape integration, more than 700 meters of horizontal directional drilling were carried out to connect the panels to the electrical substation.

Grandpuits Zero-crude Platform: TotalEnergies Starts Production at France’s First Advanced Plastics Recycling Plant

On March 19, 2026, TotalEnergies has launched France’s first advanced plastics recycling plant, with an annual capacity of 15,000 tons, at its Grandpuits site southeast of Paris. This start-up marks another step in the conversion of the refinery into a zero-crude platform.

A brand-new plastics recycling activity

The new plant uses innovative recycling technology supplied by our partner Plastic Energy. It transforms hard-to-recycle plastic waste from French households, which is currently sent to landfill or incineration, into a synthetic oil through a pyrolysis process, involving heating the waste to high temperatures in an oxygen-free environment and under pressure. This advanced recycling process makes it possible to recycle waste that cannot be recycled mechanically.

Recycled plastics identical to virgin plastics

The synthetic oil is then treated as petrochemical feedstock, as a substitute for fossil fuels. It contributes to producing recycled plastics of the same quality as virgin plastics, compatible with the strictest requirements for food contact and medical applications. TotalEnergies signed an agreement with two French partners in 2023: Citeo3 and Paprec, to secure the plant’s long-term supply of plastic waste.

Convening of the Annual Shareholders’ Meeting on May 29, 2026

On March 18, 2026, The Board of Directors of TotalEnergies SE met on March 18, 2026 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer. It has decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of the Corporation on Friday, May 29, 2026. The Notice of Meeting was published in France's BALO (Bulletin des Annonces Légales et Obligatoires) and is available on the Company's website. The Board of Directors also approved the documents that will be submitted to shareholders at the Annual Meeting, including the Management Report.

Company Governance

The directorships of Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara and Mr. Dierk Paskert expire at the end of the Annual Shareholders' Meeting on May 29, 2026.

On the proposal of the Governance and Ethics Committee, the Board of Directors decided to submit to the Shareholders’ Meeting the renewal for a period of three years of the directorships of Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara and Mr. Dierk Paskert.

Regarding the mandate of Ms. Marie-Christine Coisne-Roquette, non independent director within the meaning of the Afep-Medef Code due to her seniority within the Board (more than 12 years), the Board considered that her experience is beneficial to the work of the Board and that of its Committees. Indeed, her long-standing tenure on the Board of Directors and the significant roles she has held have enabled her take part in various key milestones in the Company’s development and have provided her with an in-depth understanding of its businesses, its strategic challenges and its teams. The Board also noted that the independence rate of the Board of Directors is high (82% according to the Afep-Medef Code), in line with the highest standards.

Moreover, Mr. Mark Cutifani indicated his decision not to seek for the renewal of his mandate and to withdraw from the Board as from March 16, 2026 for personal reasons. The Board of Directors would like to thank Mr. Mark Cutifani who shared his long experience in the mining industry and in governance of international large companies with the Board and its Committees for 9 years.

The Board of Directors has decided to propose to the Shareholders’ Meeting the appointment of a new independent director, Mr. Slawomir Krupa, for a three-year term, in replacement of Mr. Mark Cutifani.

A graduate of the Paris Institut d’Études Politiques, Mr. Slawomir Krupa, 51 years old, of Polish, French and American nationalities, has been Chief Executive Officer and Board member of Société Générale Group since May 2023. After various functions within the General Inspection, he joined the Corporate and Investment Banking Division as Director of Strategy and Development, then Head of Central and Eastern Europe, Middle East and Africa, and Deputy Director of Financing. He is named CEO of SG Americas Inc. in January 2016 and Head of the Americas region. In January 2021, he joined the General Management of Société Générale Group as Head of Global Banking and Investor Solutions. Mr. Slawomir Krupa is expected to be able to bring to the Board the benefit of his expertise in finance and markets and his highly international background, particularly his experience in the United States.

At the end of the Shareholder’s Meeting on May 29, 2026, if the Board proposed resolutions are approved, the Board of Directors is expected to be composed of 14 members, of whom 8 are expected to be French and 6 International and the proportion of women and men is expected to be 50% each.

Furthermore, on the recommendation of the Governance and Ethics Committee, after reviewing the practices of CAC40 companies and international peers, the Board of Directors decided to submit to the Shareholders’ Meeting on May 29, 2026 a revision of the Articles of Association’s age limit applicable

3 An eco-organisation dedicated to reducing the environmental impact of household packaging and paper.

to the position of Chairman to increase it from 70 to 75 years old and that applicable to the position of Chief Executive Officer to increase it from 67 to 70 years old.

Other resolutions

The Board of Directors will also submit to the Shareholders’ Meeting the approval of the information concerning the compensation of corporate officers as well as the directors’ compensation policy. The Board will also submit for approval the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during fiscal year 2025 or allocation for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, as well as the compensation policy applicable to him.

Several financial authorizations will also be submitted to the Shareholders’ Meeting for approval, including an authorization given to the Board of Directors to delegate the competence to carry out capital increases reserved for employees who are members of a company or group savings plan.

Ambition of the Corporation in terms of sustainable development and energy transition

The Board of Directors decided to include on the agenda of the Shareholders’ Meeting on May 29, 2026 a formal item for discussion (without a resolution submitted to the shareholders’ vote) on the report of the implementation of the Corporation’s ambition in terms of sustainable development and energy transition.

Angola: Start-up of the New Gas Consortium Quiluma Offshore Gas Field

On March 17, 2026, TotalEnergies announced the start of production from the Quiluma field, in which the Company holds an 11.8% interest alongside its partners Azule Energy (37.4%, operator), Cabinda Gulf Oil Company (31%) and Sonangol E&P (19.8%).

This is the first development of a non-associated gas field in Angola and the gas produced is expected to be a stable and important source of gas supply for the Angola LNG plant that is delivering LNG to both the European and Asian markets. At plateau, the project is expected to produce around 330 million cubic feet per day of gas, equivalent to approximately 2 million tons of LNG per year.

Impact of Middle East conflict on TotalEnergies Activities

On March 13, 2026:

•	Production has been shut down or is in the process of shutting down in Qatar, Iraq and UAE offshore, representing approximately 15% of our total output.

•	Onshore UAE production (~210 kb/d TotalEnergies share) is not affected by the conflict at this stage.

•	The Middle East barrels’ CFFO is lower than our portfolio average due to higher taxation, and these 15% of our volumes account for ~10% of Upstream cash flow.

•	Growth of our accretive barrels is expected to come overwhelmingly from outside the Middle East in 2026, meaning that a higher oil price more than offsets the loss of Middle East production: an $8/b increase in the Brent price is enough to offset the expected 2026 CFFO from our Iraq, UAE offshore and Qatar assets at $60/b.

•	Operations at the Satorp refinery are continuing normally for now and are supplying the Saudi domestic market.

•	The impact of LNG production shutdowns in Qatar on our LNG trading activities is limited (around 2 Mt expected in 2026), as most Qatari LNG is marketed by QE.

TotalEnergies is continuing to monitor the evolution of the situation on the ground and is expected to update you in case of material change of the above.

Libya: TotalEnergies Announces the Restart of Production at the Mabruk Field

On March 12, 2026, TotalEnergies announced the restart of production at the Mabruk oil field in Libya, in which the Company holds an interest of 37.5%.

The Mabruk field is located onshore, in concession C17, around 130 km south of Sirte. Production from the field was stopped in 2015.

The construction of a new production unit with a capacity of 25,000 barrels per day was launched in May 2024. Start-up of this new facility occurred on February 28, 2026, less than two years after the project was launched.

Brazil: Start-up of Lapa South-West

On March 11, 2026, TotalEnergies (48%, operator) announced the start-up of the Lapa South-West project, located in the Santos Basin, approximately 300 kilometers offshore Brazil.

The Lapa South-West project, including three wells connected to the existing Lapa floating production, storage, and offloading (FPSO) unit, is expected to increase production from the Lapa field by 25,000 barrels per day.

With this start-up, TotalEnergies continues to ramp up its portfolio in Brazil, following the start-up of Mero-4 in May 2025, and ahead of the start-ups of Atapu-2 and Sépia-2 expected in 2029.

Tilenga Project: TotalEnergies Publishes Independent Assessment of the Land Acquisition Program in Uganda

On March 6, 2026, TotalEnergies, operator of the Tilenga Project in Uganda through its affiliate TotalEnergies EP Uganda (TEPU), is publishing the independent assessment conducted by the Canadian firm Land & People Planning Ltd on the land acquisition, resettlement and livelihood restoration program implemented for the Tilenga Project, together with the action plan adopted by TEPU based on the report’s recommendations.

This independent review follows the commitment made by TotalEnergies in 2024. The mission had initially been entrusted to Lionel Zinsou, who informed the Company that he would be unable to complete it due to personal health circumstances. TotalEnergies expresses its appreciation for his involvement.

The assessment conducted in the districts of Buliisa, Hoima and Kikuube covered all core components of the land acquisition program. The report concludes that the program was implemented in line with the Project’s land acquisition and resettlement commitments, aligned with IFC Performance Standard 5, with no material systemic deficiencies. Furthermore, the report states that “compensation, replacement house handover, and a majority of livelihood mitigations have been completed and that the Project is now well positioned to transition toward Resettlement Action Plan closure.”

Between 2022 and end-2024, the Tilenga Project acquired approximately 2,108 acres of land, impacting 4,954 households and communities, including the relocation of 205 primary residents. To date, over 99% of compensation agreements have been signed and paid, and 100% of resettlement houses have been built and handed over.

•	Based on the recommendations of this report, TEPU is expected to implement an action plan covering the following areas:

•	Livelihood restoration: continued monitoring in 2026 to ensure completion and uptake of training and support measures (agronomic practices, post-harvest equipment, business start-up packs).

•	Support to vulnerable households: tailored assistance for potentially vulnerable households, in coordination with local government services.

•	Grievance management: strengthened tracking and communication tools, including FAQs and key messages to ensure consistency and transparency.

•	Engagement and disclosure: a focused engagement plan dedicated to Resettlement Action Plan closure and livelihoods programming closure.

•	Gender considerations: integration of gender-disaggregated data into closure datasets and reporting.

•	Closure: initiation of the formal closure process, to be followed by an independent third-party closure audit.

Electricity: TotalEnergies partners with AllianzGI to develop 800 MW of battery storage projects in Germany

On March 3, 2026, As part of its growth in electricity in Germany, TotalEnergies signed an agreement with Allianz Global Investors (AllianzGI) for the sale of a 50% stake in a portfolio of 11 battery storage projects with a total capacity of 789 MW – 1628 MWh. With this agreement, the partners are expected to deliver an investment of €500 million in critical energy infrastructure for Germany, of which 70% is expected to be financed by the debt.

Nearly 800 MW of storage by 2028...

These 11 projects, located across Germany, have been developed by Kyon Energy, a subsidiary of TotalEnergies, and all are expected to be operational by 2028. Most of them are expected to use next-generation batteries supplied by Saft, a subsidiary of TotalEnergies and a global leader in high-tech batteries. TotalEnergies is expected to remain the operator of the assets.

...to support the development of renewables in Germany

With these projects, TotalEnergies and Allianz are expected to directly contribute to the resilience of the German power system by reducing grid congestion and providing the flexibility needed to support the rapid growth of renewable energies in the country.

Germany is a key market where the Company is present across the entire power value chain: the development of renewable generation projects (wind, solar), flexible assets (battery storage), as well as trading and aggregation enabling the supply of low-carbon electricity available 24/7.

The completion of the transaction is subject to customary approvals and conditions.

United States: TotalEnergies Signs Agreement to Export 2 Mtpa of LNG for 20 years from the Alaska LNG Project

On February 26, 2026, TotalEnergies signed a preliminary agreement (Letter of Intent) with Glenfarne, the lead developer of the Alaska LNG project, for the long-term offtake of 2 million tons per year (Mtpa) of liquefied natural gas (LNG) over 20 years, subject to the project’s final investment decision.

The future Alaska LNG project, located on the U.S. Pacific coast, is the only federally authorized LNG export terminal in this region. It plans a total capacity of 20 Mtpa, with direct access to Asia, the world’s largest LNG market, offering a reliable solution for Asia’s energy security and strengthening transpacific ties.

The Alaska LNG project has strong political and institutional support in the U.S. and aims to meet growing LNG demand from Asia, while offering logistical flexibility and enhanced competitiveness thanks to its location on the Pacific coast.

Indicative dates for 2026 dividends

On February 10, 2026, the Board of Directors met and decided, following the conversion of the Company's ADRs into ordinary shares, and subject to Board of Directors and the Shareholders' Meeting decisions which is expected to approve the 2025 financial statements, allocation of earnings and final dividend, to approve the timetable of payment dates for interim dividends and the final dividend for 2026 for shares listed on the NYSE as follows.

Fiscal year 2026:

Coupon	Euronext and NYSE	Euronext payment	NYSE payment
	ex-dividend dates	dates	dates

First interim	September 30, 2026	October 2, 2026	October 21, 2026

Second interim	December 31, 2026	January 5, 2027	January 22, 2027

Third interim	March 31, 2027	April 2, 2027	April 20, 2027

Final	June 30, 2027	July 2, 2027	July 22, 2027

TotalEnergies’ Teams are Proud to Dedicate Their Energy to Serve People across France Every Day for Over 100 Years

On February 10, 2026, as it releases its annual results, TotalEnergies sets out its main contributions and commitments in France, as both a leading economic player established in the country and as a responsible business.

Our 35,000 employees on 4,000 French sites are proud to dedicate their energy to serving people every day:

•	By supplying approximately 25% of the fuel sold in France to over 1 million customers on the roads every day.

•	By ensuring that nine out of ten people in France live within fifteen minutes of a service station thanks to our nationwide network of 3,200 sites.

•	By supplying 45% of France’s gas supply in 2025.

•	By providing our 4.2 million residential and business customers with electricity and/or gas and helping them manage their energy use.

•	By equipping the country with 26,000 EV charge points, 1,900 of which offer high-power charging, especially on motorways where we lead the market.

•	By installing over 2 GW of renewable power, putting us in the top three renewable power providers in France (wind and solar).

•	By securing the government contract for the country’s largest renewables project, Centre Manche 2, TotalEnergies’ biggest investment in France for thirty years.

•	By recruiting over 18,000 people and offering 2,000 work-study placements, apprenticeships and vocational contracts.

•	By assisting 100,000 young people every year, through the work of over 100 partners supported by the TotalEnergies Foundation.

•	As a leading sponsor of French sports, in rugby (the Top 14, Pro D2, Rugby Union and Rugby Sevens) and cycling (the Tour de France, Paris-Nice and Paris-Roubaix).

We are also delighted with the sharp increase (13%) in 2025 in the number of individual French shareholders, who now number 730,000, a jump of over 80,000 in just one year. This shows that the French people have faith in the Company’s strategy and that they appreciate the dividend yield of TotalEnergies’ shares, as do our employees in France, over 80% of whom are TotalEnergies shareholders.

FORWARD-LOOKING STATEMENTS

Disclaimer:

Unless otherwise stated, the terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company of the Company.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the future financial condition, results of operations, business activities and strategy of TotalEnergies, (ii) expectations regarding returns to stockholders, including with respect to the anticipated payment of dividends, the conversion of dividends into U.S. dollars for owners of ordinary shares registered on the U.S. register and the timetable relating to dividends, (iii) plans for future development, such as of offshore wind projects in the United States, (iv) future investments, including with respect to production and exploration possibilities from such investments, (v) expected construction timelines, (vi) future supply of renewable energy, (vii) expected closings, such as the closing of the Masdar joint venture, and (ix) expected capacity and results of joint ventures, such as of the Masdar and EPH joint ventures. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies.

These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described from time to time in the Corporation regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

Future interim or final annual dividends payments beyond the interim dividend payable on October 2nd, 2026 (or October 21st, 2026, for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC.

Additionally, the developments of climate change and other environmental or social-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Corporation website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.